Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended
	December 31,
	2015	2014	2013	2012
EARNINGS:
Loss before income taxes	$(29,650)	$(3,147)	$(6,423)	$(9,785)
Add back: Fixed Charges	300	187	259	309

Total earnings	$(29,350)	$(2,960)	$(6,164)	$(9,476)
COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS:
Interest expense	$—	$—	$—	$—
Estimated interest component of rent	300	187	259	309

Total combined fixed charges and preference dividends	$300	$187	$259	$309
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	N/A	N/A	N/A	N/A

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense deemed representative of interest. Earnings were insufficient to cover combined fixed charges and preference dividends by $29,650, $3,147, $6,423 and $9,785 for the years ended December 31, 2015, 2014, 2013 and 2012 respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.